Exhibit 99.1

Comamtech Inc.

Management’s Discussion and
Analysis of Financial Condition and
Results of Operations and
Interim Financial Report
For the Three-Month Period Ended March 31, 2011

(expressed in U.S. dollars)

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations of Comamtech Inc. should be read in conjunction with its unaudited interim consolidated financial statements and accompanying notes for the three-month period ended March 31, 2011 (“Q1 2011”) and the annual audited consolidated financial statements, accompanying notes and Management’s Discussion and Analysis included in the 2010 Annual Report, subject to the understanding that those financial statements have been prepared in conformity with Canadian GAAP. All statements in the following discussion, which are not reports of historical information or descriptions of current accounting policy, are forward-looking statements. Please consider our forward-looking statements in light of the risks referred to in this Management’s Discussion and Analysis of Financial Condition and Results of Operations cautionary note. It should be noted that the interim consolidated financial statements summarize operating details and gains on disposal of assets as related to the sale of Mamma.com and its AD Network while the 2008 Annual Report includes operating details of the assets.

The Company’s consolidated financial statements are reported in US dollars and have been prepared in accordance with generally accepted accounting principles as applied in the United States (“U.S. GAAP”). The financial statements do not follow the same accounting policies and methods of their application as the audited consolidated financial statements for the year ended December 31, 2010 which were prepared in conformity with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). As Comamtech’s securities are registered under section 12(b) of the U.S. Securities Exchange Act of 1934, Comamtech qualifies as an “SEC Issuer” pursuant to National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards. SEC Issuers may prepare their financial statements in conformity with US GAAP.  Following the closing of the arrangement transaction with DecisionPoint Systems, Inc., Comamtech will be continued under the General Corporation Law of the State of Delaware. As a result, the board of directors of Comamtech determined that it was in the best interests of the corporation to present the financial statements for periods beginning on or after January 1, 2011 in accordance with U.S. GAAP.  The comparative figures were re-casted in order to comply with U.S. GAAP.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is dated June 13, 2011.

The Company’s functional currency is the U.S. dollar. All amounts included herein are expressed in U.S. dollars, unless specified otherwise.

Business Overview

Following the closing of the consummation of the sale of Copernic Inc. (“Copernic”) to N. Harris Computer Corporation (“Harris”) (the “Harris Transaction”), Comamtech became a “public shell” company with no operating business.

Recent Events

Business transactions

In the spring of 2009, Copernic, the predecessor to Comamtech, began to consider opportunities outside its current business focus to partner with other entities thereby leveraging its expertise, balance sheet and NASDAQ listing. Potential acquisitions were examined and none were determined suitable.

During the first half of 2010, Copernic engaged the services of consultants to review its desktop search software business and determine its long term strategic direction. The board of directors of Copernic determined that substantial investments would be required in technology to maintain Copernic’s competitiveness with no certainty that these investments would result in a profitable enterprise, particularly when faced with two well capitalized competitors, namely Google and Microsoft, who embedded desktop search software in their offerings. In addition, substantial unrecorded tax losses carried forward would reach their maturity dates in the near term and the board of directors of Copernic determined that it was important to crystallize these values as soon as possible. It was therefore necessary to find a Canadian company in the software business which could benefit from these losses while leveraging the core search technology through its own product lines and sales channels. Following the signing of a confidentiality agreement between Harris and Copernic, discussions started in March 2010 with Harris with respect to a potential transaction which would accomplish these objectives.

On July 5, Copernic accepted a letter of intent of Harris, providing, among other things, for the terms and conditions of an arrangement. On August 25, 2010, Copernic, Harris and Comamtech entered into an arrangement agreement pursuant to which Copernic was to be ultimately acquired and taken private by Harris. The board of directors of Copernic also instructed management to seek out business partners to ensure that Comamtech, as a successor entity of Copernic, would continue to have an operating business thereby retaining its listing on NASDAQ.

On July 7, 2010, Comamtech hired the services of Spencer Clarke LLC (“Spencer Clarke”), an investment banker located in New York, New York, who presented various potential merger opportunities. DecisionPoint Systems, Inc. (“DecisionPoint”) was short listed after an initial meeting on July 19, 2010, as representative of many attributes that management was looking for in a merger partner.

On October 20, 2010, Comamtech, MergerCo and DecisionPoint entered into an arrangement agreement (the “Arrangement Agreement”) whereby Comamtech would acquire all of the issued and outstanding shares of DecisionPoint through a reverse takeover transaction (the “Arrangement”).
On November 4, 2010, the Harris Transaction closed and Comamtech became a shell company with no operating assets.

On September 20, 2010, Copernic was advised that the NASDAQ Staff determined that upon the consummation of the Harris Transaction, Comamtech would become a “public shell.”  In accordance with NASDAQ listing rules, NASDAQ, following closing of the Harris Transaction, delivered a written notification on November 4, 2010, that the common shares of Comamtech (“Comamtech Shares”) would be delisted, unless it appealed the determination by requesting a hearing. On November 10, 2010, Comamtech requested a hearing, which was held on December 16, 2010.

NASDAQ Matters

On December 21, 2010, NASDAQ informed Comamtech that it would be delisted from the NASDAQ and that trading in its shares would be suspended effective upon the open of business on Thursday, December 23, 2010. Comamtech Shares have since been quoted on the OTC Bulletin Board. Comamtech continues to maintain its status as a reporting company with the SEC and will continue to update its shareholders (“Shareholders”) on material events and financial information as required.

The NASDAQ Hearing Panel acknowledged that Comamtech appears to be making good faith and diligent efforts to move quickly toward a reverse merger acquisition with DecisionPoint. However, the NASDAQ Hearing Panel concluded that the prospective timeline and associated uncertainty regarding conditions required for the NASDAQ listing in connection with the DecisionPoint transaction are longer than a public shell should remain listed on the NASDAQ.  The NASDAQ Hearing Panel therefore declined to exercise discretionary authority to permit continued listing of Comamtech pending the closing of the Arrangement and determined that Comamtech will be delisted.

Upon completion of the Arrangement, Comamtech will pursue a new listing on the NASDAQ. NASDAQ requires various minimum financial and qualitative conditions to be satisfied in order to qualify for listing on one of the NASDAQ trading platforms.  The respective management teams of Comamtech and DecisionPoint will endeavor to meet the minimum listing requirements as soon as reasonably possible, however, it is uncertain whether Comamtech will be able to satisfy the NASDAQ listing conditions during the foreseeable future.

Nominations and Resignations

On August 20, 2010, Marc Ferland was nominated as Chairman, President and Chief Executive officer of Comamtech and Jean-Rock Fournier was nominated as Secretary, Executive Vice-President and Chief Financial Officer of Comamtech.

On August 20, 2010, Marc Ferland, Lawrence Yelin and Claude E. Forget were nominated as directors of Comamtech.

On November 4th, the closing date of the Harris Transaction, Marc Ferland, Claude Forget, David Goldman, Irwin Kramer, David Schwartz and Lawrence Yelin resigned from the Board of Directors of Copernic.

Granting, Exercising and Cancellation of Stock Options

Following the closing of the Harris Transaction, options to purchase Copernic's existing common shares under Copernic's existing stock option plan was exchanged into equivalent options to purchase common shares of Comamtech under the stock option plan of Comamtech.

Conversion of the Empresario’s Balance of Sale into a Convertible Debenture

On August 10, 2010, Copernic and Empresario Inc. (“Empresario”) signed an agreement to convert the existing balance of sale receivable to a convertible debenture. The convertible debenture had a fair value of $2,835,000 while the book value of the balance of sale was $4,273,287. A write down of $1,438,287 of the balance of sale receivable was accounted for in June 2010.The convertible debenture does not bear interest until maturity or default and no installment payments are required to be made during its term. Upon maturity (August 10, 2011), if the outstanding amounts due under the convertible debenture are not paid in full, the Company could convert the debenture to Preferred shares having

51% of the votes and then ultimately have the right to require the liquidation of Empresario. Under the terms of the debenture, Empresario had the right to redeem the debenture for an amount equal to $2,500,000 if redeemed by February 10, 2011, or for an amount equal to $3,000,000 if redeemed after February 10, 2011 but prior to August 10, 2011 or for an amount of the entire outstanding principal if redeemed thereafter. The debenture was not redeemed before February 10, 2011. Interest at the rate of 13.6% per annum will be earned on the outstanding balance from the maturity date or upon a default. During the third quarter of 2010, Empresario made a payment of $200,000.

Private Placement

As announced on February 12, 2010, Copernic Inc. amended the agreement signed on November 12, 2009, pursuant to which the Company was to issue, by way of private placement, 500,000 shares at $4.00 per share for total proceeds of $2,000,000.

The amended agreement also proposed a purchase, by Copernic, of 70.1% of the common shares outstanding of Sunbay Canada Corporation (‘‘Sunbay’’), a company registered in Ontario. The Board of Directors of Sunbay was to be comprised of three members elected by Copernic, one of which would have been Mr. Marc Ferland, Chief Executive Officer of Copernic who also was to hold this position for Sunbay. In addition, Newlook Industries Corporation (“Newlook”) and Sunbay Energy Corporation should have each elected a representative. Based on this amended agreement, Copernic was to issue 150,000 common shares in exchange of its equity position in Sunbay valued at $600,000 and 350,000 shares for cash of $1,400,000. The closing was scheduled no later than April 30, 2010. Since the Private Placement and purchase of Sunbay failed to close as scheduled, Copernic announced on June 3, 2010 that it would cease all further discussions with Sunbay, Newlook and Fanotech (defined below).

Business Acquisition

As announced on March 26, 2010, Copernic Inc. entered into a letter of intent with Fanotech Manufacturing Group (“Fanotech”) with respect to the proposed acquisition by Copernic of the assets of Fanotech Manufacturing Group comprised of Fanotech Enviro Inc., Fanotech Waste Equipment Inc. and 1099958 Ontario Limited currently operating as FanoCore. The purchase price of approximately CND$ 3.5M was to be based on the Net Book Value as at March 31, 2010, estimated at CND$ 1.5M and on the past 5 years of cumulative EBITDA estimated at CND$ 2M. The purchase price was to be payable by the issuance to the vendor of 320,000 common shares of Copernic at US$ 6.00 / share for a total value of $1,920,000 and the remaining balance was to be payable in cash in an amount approximating CND$ 1.5M subject to final determination of purchase price. The transaction was scheduled to close at the end of the second quarter and was subject to the receipt by Copernic of audited financial statements of Fanotech Manufacturing Group, satisfactory due diligence and board, shareholders and regulatory approvals.

On March 31, 2010, the Company paid a CND$200,000 non refundable deposit toward the purchase price to Fanotech, subject to the closing of the transaction with Sunbay. This deposit was to be reimbursed if the transaction with Sunbay had not closed. In these financial statements, this deposit was accounted for as Other assets.

Since the Sunbay Transaction had not closed as scheduled this transaction was also terminated as announced on June 3, 2010.

Critical Accounting Policies and Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada. In doing so, management has to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. In many cases, management reasonably has used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Management bases its estimates on past experience and other assumptions that it believes are reasonable under the circumstances, and it evaluates these estimates on an ongoing basis. Management refers to accounting estimates of this type as critical accounting policies and estimates, which are discussed further below. Management has reviewed its critical accounting policies and estimates with its Board of Directors.

Use of Estimates

Significant estimates in these financial statements include the allowance for doubtful accounts, recovery of future income taxes, goodwill and annual goodwill impairment test, useful lives and impairment of long-lived assets, stock-based compensation costs and determination of the fair value of the intangible assets on acquisitions and on other assets. Each of these critical accounting policies is described in more detail below.

Allowance for Doubtful Accounts

Judgments are made in the ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. The allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the Company’s future results of operations could be adversely impacted.

The Company also recorded a provision for revenue adjustments in the same period as the related revenues are recorded. These estimates are based on historical analysis of credit memo data and other factors. If the historical data the Company uses to calculate these estimates does not properly reflect future uncollectible revenues, then a change in the allowances would be made in the period in which such a determination is made and revenues in that period could be impacted.

Recovery of Future Income Taxes

Significant judgment is used in determining consolidated recovery of future income taxes. Uncertainties may arise with respect to the tax treatment of certain transactions. Although it is believed that estimates are reasonable, there is no certainty that the final tax outcome of these matters will not be different than that which is reflected in financial statements. Such differences could have a material effect on future income taxes in the period in which such determination is made.

Goodwill and Annual Goodwill Impairment Test

Goodwill is evaluated for impairment annually on December 31 of each year or when events or changed circumstances indicate impairment may have occurred. In connection with the goodwill impairment test, if the carrying value of the Company to which goodwill relates exceeds its estimated fair value, the goodwill related to the Company is tested for impairment. If the carrying value of such goodwill is determined to be in excess of its fair value, an impairment loss is recognized in the amount of the excess of the carrying value over the fair value. Management’s determination of the fair value of the Company incorporates multiple inputs including discounted cash flow calculations, peer company price to earnings multiples, the Company’s share price and assumptions that market participants would make in valuing the Company. Other assumptions include levels of economic capital, future business growth, earnings projections and weighted average cost of capital used for purpose of discounting. Decreases in the amount of economic capital allocated, decreases in business growth, decreases in earnings projections and increases in the weighted average cost of capital will all cause the fair value to decrease. The Company did not have to complete its annual goodwill assessment as of December 31, 2010, since Copernic was sold during the year and the Goodwill was related to that business unit.

Useful Lives and Impairment of Long-lived Assets

The Company assesses the carrying value of its long-lived assets which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Useful lives of long-lived assets are regularly reviewed for their appropriateness. An impairment loss is recognized if the carrying value of a long-lived asset exceeds the sum of its estimated undiscounted future cash flows expected from its use. The amount of impairment loss, if any, is determined as the excess of the carrying value of the assets over their fair value. Management assesses long-lived assets for impairment using estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets, thereby possibly requiring an impairment charge in the future.

Valuation and Impairment of the Convertible Debenture

The Company assesses the carrying value of its convertible debenture for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized if the carrying value of the convertible debenture exceeds the sum of its estimated undiscounted future cash flows expected from its debtor. The amount of impairment loss, if any, is determined as the excess of the carrying value of this asset over its fair value. Management assesses convertible debenture for impairment using estimates including discount rate, future cash flows expected from its debtor, general economic, industry conditions and competition of the debtor. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the convertible debenture, thereby possibly requiring an impairment charge in the future.

Stock-based Compensation Costs

In determining the fair value of stock options and warrants issued to employees and service providers, using the Black-Scholes option pricing model, the Company must make estimates of the forfeiture rate, the period in which the holders of the options and warrants will exercise the options and warrants and the volatility of the Company’s stock over that same period. Different estimates would result in different amounts of compensation being recorded in the financial statements.

Revenue Recognition

Search advertising, graphic advertising, software licensing, subscription fees, customized development and maintenance support revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable, and fees are not subject to forfeiture, refund or other concessions.

With respect to search advertising and graphic advertising revenues, insertion orders or signed contracts are generally used as evidence of an arrangement. Revenues are recognized in accordance with EIC-123, Reporting Revenue Gross as a Principal Versus Net as an Agent.

Software licensing agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

Revenues from myCopernicTM on the Go! service are generated by a yearly subscription and are amortized over a twelve-month period.

Revenues from maintenance support for licenses previously sold and implemented are recognized rateably over the term of the contract.

Revenues from customized development, not considered as part of the implementation of software licenses, are recognized as the services are provided.

Amounts received in advance of the delivery of products or performances of services are classified as deferred revenue.

Estimates of collection likelihood are based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not probable, management defers the fee and recognizes revenues at the time collection becomes probable, which is generally upon receipt of cash.

Results from Continuing Operations

Q1 2011 Results from Continuing Operations

Revenues

Revenues for the three-month period ended March 31, 2011 totalled nil compared to $311,635 for the same period in 2010, a decrease of $311,635. The variance is explained by the fact that Comamtech became a “public shell” company with no operating business since Copernic was sold on November 4, 2010.

Cost of Revenues

Cost of revenues is essentially bandwidth costs to deliver our services.

In Q1 2011, cost of revenues represented nil, compared to $8,242 for the same period in 2010.  The variance is explained by the fact that Comamtech became a “public shell” company with no operating business since

Copernic was sold on November 4, 2010.

Marketing, Sales and Services

Marketing, sales and services consist primarily of salaries, commissions and related personnel expenses for our sales force, advertising and promotional expenses, as well as the provision for doubtful accounts.

In Q1 2011, marketing, sales and services expenses decreased to nil from $155,989 in Q1 2010.  The variance is explained by the fact that Comamtech became a “public shell” company with no operating business since Copernic was sold on November 4, 2010.

General and Administration

General and administrative expenses include salaries, stock-based compensation and associated costs of employment of executive management and finance personnel. These costs also include facility charges, investor relations, as well as legal, tax and accounting, consulting and professional service fees associated with operating our business and corporate compliance requirements.

In Q1 2011, general and administrative expenses amounted to $580,828 compared to $599,117 in 2010, a decrease of $18,289. The nature of the expenses changed.  In Q1 2011, the expenses are in relation with the transaction with DecisionPoint System Inc compared to Q1 2010 where the expenses were in relation with the operating business.

Product Development and Technical Support

Product development and technical support costs include the salaries and associated costs of employment of our team’s software developers and maintenance of our metasearch engine and other IT systems. These charges also include the costs of technical support and license maintenance. Research and development (R&D) tax credits are also recorded against product development and technical support expenses.

Product development and technical support expenses amounted is nil in Q1 2011, compared to $309,503 for the same period last year.  The variance is explained by the fact that  Comamtech became a “public shell” company with no operating business since Copernic was sold on November 4, 2010.

Amortization of Property and Equipment

Amortization of property and equipment totalled nil in Q1 2011, compared to $17,430 for the same period last year.

Amortization of Intangible Assets

Amortization of intangible assets decreased to nil in Q1 2011, compared to $19,303 for the same period last year.

Interest and Other Income

Interest and other income decreased to $123,913 in Q1 2011 from $151,163 in Q1 2010.

The interests are earned mainly on the convertible debenture (former balance of sale receivable).

Loss on Foreign Exchange

Loss on foreign exchange totalled $7,630 for Q1 2011, compared to $19,135 for the same period in 2010.

Income Taxes

In Q1 2010, the income tax provision is explained by the recovery of future income taxes in the amount of $4,284 due to amortization of intangible assets, and the tax credits that were recast due to the conversion in US GAAP in the amount of $34,616.

Net Loss and Net Loss per Share from Continuing Operations

Net loss from continuing operations for the three months ended March 31, 2011 totalled $464,545 ($0.22 per share) compared to $627,061 ($0.30 per share) for the same period last year.

Selected Quarterly Information

(in thousand of US dollars, except per share data and in accordance with generally accepted accounting principles in the United States)

For the three-month period ended March 31,	2011 $	2010 $
Revenues	-	312
Loss from continuing operations	(465)	(627)
Results of discontinued operations, net of income taxes	-	-
Loss for the three-month period	(465)	(627)
Loss per share from continuing operations (basic and diluted)	(0.22)	(0.30)
Earnings per share from discontinued operations (basic and diluted)	-	-
Net loss per share (basic and diluted)	(0.22)	(0.30)

Total assets	8,195	12,113
Long term liabilities	-	8

Quarterly Financial Highlights

(in thousand of US dollars, except per share data and in accordance with generally accepted accounting principles in Canada)
(unaudited)

	Q1 2011 $	Q4 2010 $	Q3 2010 $	Q2 2010 $	Q1 2010 $	Q4 2009 $	Q3 2009 $	Q2 2009 $

Revenues	-	182	355	413	312	373	353	414

Net loss from continuing operations	(465)	280	(1,090)	(463)	(627)	(716)	(783)	(376)

Net loss per share from continuing operations (basic and diluted)	(0.22)	0.13	(0.52)	(0.22)	(0.30)	(0.34)	(0.37)	(0.18)

Concentration of Credit Risk with Customers

As at March 31, 2011, there is no concentration of credit risk since the Company is a “public shell” company with no operating business.

Liquidity and Capital Resources

Operating Activities

In Q1 2011, the cash used for operating activities of $875,788 is explained by the loss from continuing operations net of non-cash items of $588,459 and net change in non-cash working capital items of $287,329.  In Q1 2010, the cash used for operating activities of $737,801 is explained by the loss from continuing operations net of non-cash items of $719,471 and net change in non-cash working capital items of $18,330.

Investing Activities

In Q1 2011, there are no investing activities.  In Q1 2010, investing activities used cash totalling $4,123 explained by the purchase of intangible assets and equipment.

Financing Activities

In Q1 2011, there are no financing activities. For the three-month period ended March 31, 2010, financing activities used cash totalling $17,777. An amount of $18,510 was used for the repayment of obligations under capital leases and an amount of $733 was generated from the exercise of stock options.

Dividend Policy

The Company has never paid dividends on any class of its common stock.

Off-balance Sheet Arrangements

As at March 31, 2011, the Company has no off-balance sheet arrangements.

Financial Instruments

As at March 31, 2011, the Company has no derivative financial instruments.

Related Party Transactions

The Company and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, a former member of the Board of Directors of Copernic, entered into a consulting agreement pursuant to which David Goldman provided services as Chairman of the Board of Directors. Total fees for Q1 2011 and Q1 2010 were respectively $0 and $9,018. On November 4, 2010, Mr. Goldman resigned as Chairman of the Board of Directors.  The transactions are in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

As at March 31, 2011, the Company owes its former director nil compared to $9,018 at the end of 2009.

Capital Stock Information

The following table discloses the Company’s outstanding share data:

Number of issued and outstanding shares as at June 13, 2011	Book value as at March 31, 2011 under US GAAP
2,097,861	$113,336,891

As at June 13, 2011, the Company had 67,141 stock options outstanding.

Period-to-Period Comparisons

A variety of factors may cause period-to-period fluctuations in the Company’s operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

Subsequent Events

On October 20, 2010, Comamtech and MergerCo entered into the Arrangement Agreement with DecisionPoint pursuant to which Comamtech would acquire (through MergerCo), all of the issued and outstanding securities of DecisionPoint in a reverse takeover transaction. The Arrangement Agreement was amended on December 23, 2010 (“Amendment No. 1 to the Arrangement Agreement”). The Arrangement was further amended on March 22, 2011 (“Amendment No. 2 to the Arrangement Agreement”).

The Arrangement will be completed by way of a plan of arrangement under Section 182 of the Business Corporations Act and provides for the amalgamation of DecisionPoint with 2259736 Ontario Inc., a wholly-owned subsidiary of Comamtech.

In consideration for the amalgamation, shareholders of DecisionPoint (“DecisionPoint Shareholders”) will exchange all of their shares of DecisionPoint (“DecisionPoint Shares”) into Comamtech Shares, except that DecisionPoint shareholders holding its preferred shares will exchange such shares for preferred shares of Comamtech, which in turn, shall be convertible into common shares of Comamtech.

On February 17, 2011, Comamtech announced that the special meeting of Shareholders (the “Special Meeting”) as more fully described in the Management Information Circular (as amended April 14, 2011), originally scheduled for February 18, 2011 was adjourned to March 2, 2011.

The Special Meeting was held on March 2, 2011 and Shareholders approved the Arrangement Resolution with 99.07% of the votes cast in favor, and approved the Continuance Resolution with 99.08% of the votes cast in favor.

On March 7, 2011, Comamtech, MergerCo and DecisionPoint modified the Plan of Arrangement to include the continuance of Comamtech under the General Corporation Law of the State of Delaware (the “Continuance”) as the last step in the Plan of Arrangement. This administrative change was made in order to satisfy certain SEC requirements in order to qualify under the 3(a)(10) exemption from registration provided under the U.S. Securities Act of 1933.

On March 8, 2011, Comamtech and MergerCo asked that the Ontario Superior Court of Justice (Commercial List) adjourn the hearing of the final order, in order for the parties to renegotiate the terms to the Plan of Arrangement.

The Plan of Arrangement was further amended by Comamtech, MergerCo and DecisionPoint on March 22, 2011, April 8, 2011 and April 13, 2011 (collectively the “Amended Plan of Arrangement”).

The amendments brought to the Arrangement Agreement including among others, the Amended Plan of Arrangement, required the calling and holding of a new special meeting of Shareholders to approve the Amended Plan of Arrangement (the “New Special Meeting”). The New Special Meeting was held on May 18th, 2011 and the shareholders of Comamtech approved the Arrangement Resolution which also included the Continuance. On May 20th, 2011, the Ontario Superior Court of Justice (Commercial List) granted the Final Order approving the Amended Plan of Arrangement.

Risks and Uncertainties

Comamtech Inc.’s Management considers that these following factors, among others, should be considered in evaluating its future results of operations.

Risks associated with recently announced transactions.

Possible Failure to Complete the Arrangement Announced with DecisionPoint Systems, Inc.

If the proposed Amended Plan of Arrangement is not completed, Comamtech will have incurred substantial costs that may adversely affect its financial results and operations and the market price of the Comamtech common shares (the “Comamtech Shares”).

Comamtech has incurred and will continue to incur substantial costs in connection with the proposed Arrangement. These costs consist primarily of legal, auditing, tax and advisory fees. In addition, Comamtech has diverted significant management resources in an effort to complete the Arrangement and is subject to restrictions contained in the Arrangement Agreement with respect to the conduct of its business. If the Arrangement is not completed, Comamtech will have incurred substantial costs, and diverted significant management resources, for which it will have received little or no benefit. In addition, if the Arrangement is not completed, Comamtech may experience negative reactions from the financial markets and its suppliers, customers and employees. Each of these factors may adversely affect the trading price of the Comamtech Shares and Comamtech’s financial results and operations.

In addition, Shareholders are cautioned that if the proposed Arrangement is not completed, then the board of directors of Comamtech (the “Board of Directors”) shall review its alternatives, which alternatives may include a pay out as a special dividend to the Shareholders (subject to applicable law and subject to any holdbacks pursuant to the Arrangement Agreement) of the cash which it holds or to liquidate its assets to its shareholders (subject to the holdbacks pursuant to the Arrangement and any other liabilities required to be held by Comamtech). In this regard, it will seek, at that time, all required approvals, including Shareholder approval to proceed.

Uncertainty of an Organized Market

There can be no assurance that an active post-Arrangement market will develop for the Comamtech Shares or be maintained. Even if such a market develops, factors such as the completion of a business acquisition opportunity, the financial results of Comamtech and the general economic condition of the industry in which it carries on business can cause the price of the Comamtech Shares to fluctuate.

On September 20, 2010, Copernic was advised that the NASDAQ Staff determined that upon the consummation of the Harris Transaction, Comamtech would become a “public shell.”  In accordance with NASDAQ listing rules, NASDAQ, following closing of the Harris Transaction, delivered a written notification on November 4, 2010, that Comamtech Shares will be delisted, unless it appealed the determination by requesting a hearing. On November 10, 2010, Comamtech requested a hearing, which was held on December 16, 2010.

On December 21, 2010, NASDAQ informed Comamtech that it will be delisted from the NASDAQ and that trading in its shares will be suspended effective upon the open of business on Thursday, December 23, 2010. Comamtech Shares have since been quoted on the OTC Bulletin Board. Comamtech continues to maintain its status as a reporting company with the SEC and will continue to update its shareholders on material events and financial information as required.

The NASDAQ Hearing Panel acknowledged that Comamtech appears to be making good faith and diligent efforts to move quickly toward a reverse merger acquisition with DecisionPoint. However, the NASDAQ Hearing Panel concluded that the prospective timeline and associated uncertainty regarding conditions required for the NASDAQ listing in connection with the DecisionPoint transaction are longer than a public shell should remain listed on the NASDAQ.  The NASDAQ Hearing Panel therefore declined to exercise discretionary authority to permit continued listing of Comamtech pending the closing of the Arrangement and determined that Comamtech will be delisted.

Upon completion of the Arrangement, Comamtech will pursue a new listing on the NASDAQ. NASDAQ requires various minimum financial and qualitative conditions to be satisfied in order to qualify for listing on one of the NASDAQ trading platforms.  The respective management teams of Comamtech and DecisionPoint will endeavor to meet the minimum listing requirements as soon as reasonably possible, however, it is uncertain whether Comamtech will be able to satisfy the NASDAQ listing conditions during the foreseeable future.

The Comamtech Shares to be issued to DecisionPoint Shareholders pursuant to the Arrangement are being issued in reliance upon an exemption from registration under the U.S. Securities Act of 1933 (the “1933 Act”).  In addition, Comamtech is relying upon certain exemptions with respect to certain disclosure compliance and registration obligations under the U.S. Securities Act of 1934 (the “1934 Act”).

The Arrangement may be Taxable for United States Shareholders

Implementation of the Arrangement may give rise to significant adverse income tax consequences to United States Shareholders. See “Certain Tax Considerations”. United States Shareholders should consult their own tax advisors about the federal, state, local and foreign tax consequences of the transactions under the Arrangement.

Completion of the Arrangement is Subject to a Number of Conditions Precedent

The completion of the Arrangement is subject to a number of conditions precedent. See “Arrangement Agreement” under the subheadings “Mutual Conditions Precedent”, “Conditions to Obligations of the DecisionPoint” and “Conditions to Obligations of Comamtech” in the Circular.

There can be no certainty, nor can Comamtech provide any assurance whatsoever, that any conditions precedent to the Arrangement will be satisfied or waived, some of which are outside the control of DecisionPoint and Comamtech, including receipt of the Final Order, Regulatory Approvals, and the approval of the Shareholders by the Required Vote.

Failure to Realize the Anticipated Benefits of the Arrangement

As described in the section of the Circular entitled “Background to and Reasons for the Arrangement - Benefits of the Arrangement”, Comamtech believes the Arrangement will provide benefits to the Shareholders. However, there is a risk that anticipated benefits of the Arrangement may not materialize, or may not occur within the time frames anticipated by Comamtech. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of Comamtech.

Arrangement Agreement may be Terminated

Each of Comamtech and DecisionPoint has the right, in certain circumstances, in addition to termination rights relating to the failure to satisfy the conditions of closing, to terminate the Arrangement Agreement. Accordingly, there can be no certainty, nor can Comamtech provide any assurance, that the Arrangement Agreement will not be terminated by either of Comamtech or DecisionPoint, or that the Arrangement may not be abandoned at any time prior to the Effective Date, even after Shareholders approve the Arrangement Resolution. See “Arrangement Agreement – Termination of the Arrangement Agreement”.

Amendment of Arrangement Agreement

The consideration to be paid by Comamtech for the shares of DecisionPoint may be different than the consideration currently specified under the Arrangement Agreement. Although the consideration to be paid by Comamtech to acquire the shares of DecisionPoint is specified in the Arrangement Agreement, it is possible that Comamtech and DecisionPoint may agree to alter the consideration to be paid.

No History of Earnings

As a newly formed company, Comamtech has no history of earnings, and there is no assurance that Comamtech, or any asset or business acquired by Comamtech, will generate earnings, operate profitably or provide a return on investment in the future.

Holdback

Pursuant to the share purchase agreement entered into with Harris on November 4th, 2010 for the sale of Copernic, Harris held back $1,500,000 for a period of 18 months as a set off against any possible claims against Copernic including legal claims, software infringement claims and tax claims. Although management has no knowledge of any possible claims, there can be no certainty that no such claims will arise in the future.

Shareholder Equity

The exchange of DecisionPoint Shares for Comamtech Shares pursuant to the Plan of Arrangement is subject to an adjustment clause. Under the adjustment clause, it is possible that either DecisionPoint Shareholders or Shareholders will receive shares depending on the value of certain of Comamtech’s assets which are to be determined pursuant to the terms of the adjustment clause.

Forward-Looking Statements

Information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “desires,” “will,” “should,” “projects,” “estimates,” “contemplates,” “anticipates,” “intends,” or any negative such as “does not believe” or other variations thereof or comparable terminology. No assurance can be given that potential future results or circumstances described in the forward-looking statements will be achieved or occur. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements.  Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things:  the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties in the market for Internet-based products and services; stock market volatility; the trading volume of our stock; the possibility of delisting our stock since the Company may not satisfy the requirements for continued listing on the NASDAQ Capital Market including whether the minimum bid price for the stock falls below $1; and the adverse resolution of litigation. For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Company with the United States Securities and Exchange Commission (“SEC”) and/or the Ontario Securities Commission (“OSC”) respectively accessible on the Internet at www.sec.gov and www.sedar.com, or the Company’s Web site at www.copernic.com. All information contained in these audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations is qualified in its entirety by the foregoing and reference to the other information the Company files with the SEC and the OSC. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

On behalf of Management,
Quebec City, Canada
June 13, 2011

Disclosure Controls and Procedures

We are responsible for establishing and maintaining a system of disclosure controls and procedures, as defined in Rule 13a-15 (e) under the Securities Exchange Act of 1934, (the “Exchange Act”) designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, as to the effectiveness of our disclosure controls and procedures as of March 31, 2011.

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2011.

Changes in Internal Control Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated whether there were changes to its internal control over financial reporting during the three-month period ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.

It should be noted that while management believes that current disclosure and internal controls and procedures provide a reasonable level of assurance, it cannot be expected that existing disclosure controls and procedures or internal financial controls will prevent all human error and circumvention or overriding of the controls and procedures. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Capital Stock Information

The following table discloses the Company’s outstanding share data:

Number of issued and outstanding shares as at June 13, 2011	Book value as at March 31, 2011 under US GAAP
2,097,861	$113,336,891

As at March 31, 2011, the Company also had 67,141 stock options outstanding.